UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 29, 2010
or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS
The following financial statements are filed as part of this report:

-- Reports of Independent Registered Public Accounting Firms
-- Statements of Net Assets Available for Benefits
-- Statements of Changes in Net Assets Available for Benefits
-- Notes to Financial Statements
-- Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:
The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS
The following exhibits are filed as part of this report:
23(a) Consent of Independent Registered Public Accounting Firm
23(b) Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2010
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
——————————————
James E. Christenson
Senior Vice President, Legal Services,
and Secretary, on behalf of the Plan
Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended May 29, 2010 and May 30, 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Herman Miller, Inc. Profit Sharing and 401(k) Plan as of May 29, 2010, and the related statement of changes in net assets available for benefits for the year ended May 29, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 29, 2010 and the changes in net assets available for benefits for the year ended May 29, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwarth LLP

Grand Rapids, Michigan
November 23, 2010

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of May 30, 2009, and the related statement of changes in net assets available for benefits for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 30, 2009, and the changes in its net assets available for benefits for the fiscal year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
November 23, 2009

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	Fiscal Years Ended
	May 29, 2010	May 30, 2009
Assets
Cash	$2,038	$95,324
Investments, at fair value	368,394,146	314,401,733
Receivables:
Employee contributions	451,100	455,632
Notes receivable from participants	9,987,981	9,133,587
Investment income	93,072	101,822
Total receivables	10,532,153	9,691,041
Total Assets	378,928,337	324,188,098
Net assets, reflecting all investments at fair value	378,928,337	324,188,098
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	(1,672,282)	1,162,114
Net assets available for benefits	$377,256,055	$325,350,212
See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Fiscal Years Ended
	May 29, 2010	May 30, 2009
Contributions:
Employer	$—	$5,020,221
Employee	12,829,574	17,698,081
Total contributions	12,829,574	22,718,302

Investment income (loss):
Dividends	6,400,949	11,710,850
Interest	556,050	704,752
Net appreciation (depreciation) in fair value of investments	53,886,411	(141,017,634)
Total investment income (loss)	60,843,410	(128,602,032)

Benefit payments	(23,104,218)	(34,201,077)
Administrative expenses	(81,792)	(100,549)
Net increase (decrease) in net assets available for benefits	50,486,974	(140,185,356)
Transfers in from another plan	1,418,869	—

Net assets available for benefits:
Beginning of year	325,350,212	465,535,568
End of year	$377,256,055	$325,350,212
See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Fiscal Years Ended May 29, 2010 and May 30, 2009

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in common collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund (the SVF), for which the fair value is determined as described in the following paragraph.

The Plan’s investment in the SVF, an investment contract in a common collective trust with Putnam Investment Management, Inc., is accounted for in accordance with the Accounting Standards Codification (ASC) Topic 962, Plan Accounting - Defined Contribution Pension Plans. The Topic requires such investment contracts held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because the contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the SVF is based on information reported by the issuer of the common collective trust, while the contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of May 29, 2010 or May 30, 2009. There are no reserves against the contract value for credit risk of contract issues or otherwise. The fair value of the SVF exceeded its contract value by $1,672,282 at May 29, 2010, and conversely the contract value of the SVF exceeded its fair value by $1,162,114 at May 30, 2009.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair values of Herman Miller, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trust other than the stable value fund: The fair value of participation units held in the collective trust fund are based on their net asset values, as reported by the managers of the collective trust fund and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the fund is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index. Underlying investments of the fund consist primarily of common stocks. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund: The fair value of participation units in the stable value collective trust is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions, with the objective of providing a fixed income yield with minimal market-related risk. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements
The Plan adopted the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (the “Codification”), which is now the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB. Rules and interpretive releases of the United States Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature not included in the Codification or SEC rules and interpretive releases became nonauthoritative. As the Codification does not change U.S. GAAP, the adoption of the Codification had no impact on the Plan’s financial statements.

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments at fair value in accordance with ASC 962-325-45-10. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The company chose early adoption of this update for reporting of its fiscal 2010 plan financial statements. As permitted under the ASU, the Plan has retrospectively adopted the ASU for the Plan year ending May 30, 2009. The adoption of ASU 2010-25 had an immaterial impact to the presentation of the statement of net assets available for benefits, and it did not result in a change to the net assets available for benefits or a change in the net increase (decrease) in net assets available for benefits.

In January 2010, the Financial Accounting Standards Board issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures were adopted during fiscal 2010. The adoption of the new accounting guidance did not have a material impact on the Plan’s financial statements. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. The company's adoption of this standard in fiscal 2010 had no material effect upon the Plan's net assets available for benefits.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investment in employer securities.

Reclassification
Certain amounts reported in fiscal 2009 have been reclassified to conform with the presentation used in fiscal 2010.

2. Plan Description
The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates (the company or employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Under a trust agreement with the plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Plan Year
The Plan year coincides with the company’s fiscal year, which is the 52- or 53-week period ending on the Saturday nearest May 31. The Plan’s fiscal years ended May 29, 2010 and May 30, 2009 and each contained 52 weeks.

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution
The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant’s compensation, not to exceed 6 percent for the Plan year, subject to certain limitations defined in the Plan document. There was no profit sharing contribution approved for the fiscal years ending May 29, 2010 and May 30, 2009, respectively.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. Effective September 1, 2007 the Plan was amended to allow participants the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions
Effective March 8, 2009, the company suspended employer matching contributions to the Plan until further notice. Prior to the suspension, the company matched up to 50 percent of the participant’s salary deferral, not to exceed 6 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Investment Options
Participants have the ability to direct the investment of their salary deferral and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and common collective trusts. All Employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants. As provided in a Plan amendment effective July 15, 2008, participants may elect to immediately direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, Employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Participant Loans
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan, are paid by the company. Administrative expenses incurred by the Plan include loan and distribution fees charged directly to the participant's accounts and investment management fees, which are paid by the company.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

3. Fair Value Measurements
The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820 are as follows:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of May 29, 2010:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$81,353,789	-	-	$81,353,789
Common collective trust funds-S&P 500 index fund	-	13,466,449	-	13,466,449
Common collective trust funds-Stable value fund	-	40,335,098	-	40,335,098
Mutal funds-bonds	33,638,069	-	-	33,638,069
Mutal funds-domestic equity-large cap	86,414,923	-	-	86,414,923
Mutal funds-domestic equity-small/mid-cap	39,915,520	-	-	39,915,520
Mutal funds-international equity	35,874,352	-	-	35,874,352
Mutal funds-Lifestyle 2005-2015	7,686,229	-	-	7,686,229
Mutal funds-Lifestyle 2020-2035	25,813,327	-	-	25,813,327
Mutal funds-Lifestyle 2040-2050	3,896,390	-	-	3,896,390
Total investments, at fair value	$314,592,599	$53,801,547	$—	$368,394,146

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of May 30, 2009:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$65,860,170	-	-	$65,860,170
Common collective trust funds	-	49,212,949	-	49,212,949
Mutual funds	199,328,614		-	199,328,614
Total investments, at fair value	$265,188,784	$49,212,949	$—	$314,401,733

4. Investments
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows:

	May 29, 2010	May 30, 2009
Investments at fair value based on quoted market prices:
Herman Miller, Inc. common stock (4,230,566 shares in fiscal 2010
and 4,628,262 shares in fiscal 2009)	$81,353,789	$65,860,170
American Europacific Growth Fund	31,686,585	29,443,649
American Growth Fund of America	52,958,443	47,724,650
Neuberger & Berman Genesis Trust	24,516,899	20,711,591
PIMCO Total Return Fund	32,784,690	27,645,971
Investments at estimated fair value:
Putnam Stable Value Fund	40,335,098	37,827,529

The following is a summary of the assets associated with the investment in the company’s common stock:

	May 29, 2010	May 30, 2009
Common stock	$81,353,789	$65,860,170
Dividend receivable	93,072	101,822
	$81,446,861	$65,961,992

During fiscal 2010 and 2009, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

	Fiscal Years Ended
	May 29, 2010	May 30, 2009
Common stock	$22,574,413	$(50,411,946)
Mutual funds	28,986,678	(85,066,311)
Common collective trusts	2,325,320	(5,539,377)
	$53,886,411	$(141,017,634)

5. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of stock of the company, which is considered a party-in-interest. During fiscal 2010 and 2009 the plan recorded income related to dividends from shares of company stock of $396,820 and $1,382,768, respectively. For fiscal 2010 and 2009 the Plan owned 4,230,566 and 4,628,262 shares of company stock, respectively. Participant loans are also considered party-in-interest transactions.

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Difference Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Years Ended
	May 29, 2010	May 30, 2009
Net assets available for benefits per the financial statements	$377,256,055	$325,350,212
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	1,672,282	(1,162,114)
Amounts allocated to withdrawing participants	(178,340)	(118,149)
Assets available for benefits per the Form 5500	$378,749,997	$324,069,949

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but remain unpaid as of that date. The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the fiscal year ended May 29, 2010:

Benefit payments to participants per the financial statements	$23,104,218
Amounts allocated to withdrawing participants at May 29, 2010	178,340
Amounts allocated to withdrawing participants at May 30, 2009	(118,149)
Other	(25,554)
Benefit payments to participants per the Form 5500	$23,138,855

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Years Ended
	May 29, 2010	May 30, 2009
Net increase (decrease) per the financial statements	$50,486,974	$(140,185,356)
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts at:
May 29, 2010	1,672,282	—
May 30, 2009	1,162,114	(1,162,114)
May 31, 2008	—	(674,831)
Amounts allocated to withdrawing participants
May 29, 2010	(178,340)
May 30, 2009	118,149	(118,149)
Net increase (decrease) per the Form 5500	$53,261,179	$(142,140,450)

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
May 29, 2010

(a)	(b)	(c)	(d)	(e)
	Identify of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (4,230,566 shares)	a	$81,353,789

	Mutual funds
	Vanguard	Retirement Income Fund	a	853,379
		Retirement 2005 Fund	a	493,099
		Retirement 2010 Fund	a	1,280,036
		Retirement 2015 Fund	a	5,913,094
		Retirement 2020 Fund	a	6,988,747
		Retirement 2025 Fund	a	8,085,935
		Retirement 2030 Fund	a	6,281,176
		Retirement 2035 Fund	a	4,457,468
		Retirement 2040 Fund	a	1,939,307
		Retirement 2045 Fund	a	1,428,367
		Retirement 2050 Fund	a	528,716
		Wellington Fund	a	17,671,234
		Small Cap Growth Index	a	15,398,621
	Portfolio 21	Portfolio 21 Fund	a	4,187,768
	American	Europacific Growth Fund	a	31,686,585
		Growth Fund of America	a	52,958,443
	PIMCO	Total Return Fund	a	32,784,690
	Fidelity	Equity - Income Fund	a	15,785,246
	Neuberger & Berman	Genesis Trust	a	24,516,899
				233,238,810

	Common collective trust funds
	Putnam Fiduciary Trust Company	Stable Value Fund	a	40,335,098
		S&P 500 Index Fund	a	13,466,449
				53,801,547

*	Various plan participants	Participant loans (interest ranging from 4.25% to 10.5%)	a	9,987,981
				$378,382,127
*	Represents party in interest
a	Investment is participant directed, therefore, historical cost information is not required.